ASX Market Announcement

Results of Annual General Meeting

Melbourne, Australia, 22 November 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, "Company", "GTG"), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, provides the results of the 2023 Annual General Meeting.

All resolutions put to the meeting were conducted by poll, called by the Chairman, pursuant to the Notice of Meeting.

All resolutions of the meeting were carried except for resolution 4 – Approval of Increased Placement Capacity, a special resolution requiring 75% of the vote. Votes representing 71.48% were cast in favour of this resolution.

A summary of the Poll voting results is set out on the following page.

Authorised for release by the Company Secretary of GTG.

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Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited
Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com.

Genetic Technologies Limited
Annual General Meeting
Wednesday, 22 November 2023
Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of the Remuneration Report	Ordinary	713,423,619 74.36%	242,779,122 25.30%	3,314,995 0.34%	445,477,664	850,151,607 77.79%	242,779,122 22.21%	445,577,664	Carried
2 Re-Election of Mr Peter Rubinstein	Ordinary	1,588,619,984 84.71%	283,473,919 15.12%	3,314,995 0.17%	22,324,800	1,685,205,194 83.89%	323,616,697 16.11%	22,424,800	Carried
3 Re-Election of Dr Lindsay Wakefield	Ordinary	1,608,801,251 84.95%	281,311,852 14.86%	3,564,995 0.19%	4,055,600	1,745,779,239 86.12%	281,311,852 13.88%	4,155,600	Carried
4 Approval of Increased Placement Capacity	Special	1,314,827,290 69.86%	563,347,638 29.93%	4,064,995 0.21%	15,493,775	1,412,162,500 71.48%	563,447,638 28.52%	15,493,775	Not Carried
5 Share Consolidation	Ordinary	1,296,603,927 68.43%	594,940,715 31.40%	3,314,995 0.17%	2,874,061	1,393,289,137 70.08%	594,940,715 29.92%	43,016,839	Carried
6 Ratification of prior issue of Shares under ASX Listing Rule 7.1	Ordinary	1,501,602,806 79.83%	376,181,712 20.00%	3,314,995 0.17%	16,634,185	1,598,288,016 80.95%	376,181,712 19.05%	56,776,963	Carried
7 Ratification of prior issue of Shares under ASX Listing Rule 7.1A	Ordinary	1,501,443,806 79.82%	370,301,312 19.68%	9,514,995 0.50%	16,473,585	1,604,329,016 81.25%	370,301,312 18.75%	56,616,363	Carried
8 Issue of Warrants to H.C. Wainwright	Ordinary	1,295,718,687 78.25%	358,038,987 21.62%	2,202,995 0.13%	241,773,029	1,431,434,675 79.99%	358,038,987 20.01%	241,773,029	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.